WELLS FARGO COMMERCIAL MORTGAGE SECURITIES, INC.
301 South College Street
Charlotte, North Carolina 28288-0166

September 29, 2010

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, D.C. 20549
Attention:  Ms. Amanda Ravitz

Re:          Wells Fargo Commercial Mortgage Securities, Inc.
Registration Statement on Form S-3 (File No. 333-148628), as
originally declared effective on February 20, 2008 and amended on
January 27, April 1 and August 20, 2010

Ladies and Gentlemen:

Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”) hereby requests that its Registration Statement on Form S-3 (File No. 333-148628), as originally declared effective on February 20, 2008 and amended on January 27, April 1 and August 20, 2010, be declared effective at 4:00 p.m., Washington, D.C. time, on October 1, 2010, or as soon thereafter as practicable.

The Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement.  The Registrant acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

WELLS FARGO COMMERCIAL MORTGAGE SECURITIES, INC. Registrant

By:	/s/ Brigid M. Mattingly
Name: Brigid M. Mattingly
Title: President and Director